SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2016

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

MATERIAL FACT

Celulosa Arauco y Constitución S.A.

Securities Registry Registration No. 42

Santiago (Chile), October 25, 2016

Mr.

Superintendent of Securities and Insurance

Dear Sir,

The undersigned, as Chief Executive Officer of the corporation (sociedad anónima) named Celulosa Arauco y Constitución S.A., henceforth the “Company” or “Arauco”, both domiciled in the Metropolitan Region of Chile, Avenida El Golf No. 150, Floor 14, Commune of Las Condes, registered in the Chilean Securities Registry under No. 42, Chilean Tax Identification No. 93,458,000-1, duly empowered for these purposes, hereby communicates the following material information in relation to the Company and its business, pursuant to article 9 and second paragraph of article 10, both of Law No. 18,045, and Regulation of General Application (Norma de Carácter General) No. 30, issued by this Superintendence:

Arauco hereby informs that on the date hereof the commencement of the construction of the “MDP Grayling” project has been approved, which will be located in the State of Michigan, United States of America (the “Project”). The Project will be carried out by Arauco´s U.S. affiliate named Flakeboard America Limited.

The Project encompasses the construction and operation of a plant that will manufacture MDP (medium density particle board) panels or boards. Arauco expects that the production capacity of the Project will be 800,000 cubic meters of finished product per year, of which approximately 300,000 cubic meters will be coated with melamine paper.

Arauco expects that the Project will commence its operations at the end of 2018 and that its sales will exceed U.S.$200,000,000 per year.

On the other hand, Arauco expects that the Project will generate employment, in its construction phase, for an average of 300 people (up to a maximum of 600), and during the operation phase, for an average of 250 people.

The execution of this Project requires an estimate investment of U.S.$400,000,000, which will be financed with Arauco’s own resources.

Arauco estimates that this Project will have positive effects on the Company’s results, although said effects are not quantifiable at this time.

Yours sincerely,

CELULOSA ARAUCO Y CONSTITUCION S.A.

Matías Domeyko Cassel

Chief Executive Officer

c.c.

– Santiago Stock Exchange (Bolsa de Comercio de Santiago). La Bolsa Nº 64, Santiago

– Chilean Electronic Stock Exchange (Bolsa Electrónica de Chile). Huérfanos 770, piso 14, Santiago

– Valparaíso Stock Exchange (Bolsa de Valores de Valparaíso). Casilla 218-V, Valparaíso

– Bondholders’ Representative (Representante de Tenedores de Bonos) (Banco Santander). Bandera 140, Santiago

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)

Date: October 28, 2016	By:	/s/ Matías Domeyko Cassel
	Name:	Matías Domeyko Cassel
	Title:	Chief Executive Officer